UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER: 001-40094

CUSIP NUMBER: G8210L 105

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K

☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates: N/A

PART I — REGISTRANT INFORMATION

SLAM CORP.

Full Name of Registrant

N/A

Former Name if Applicable

1930 Village Center Circle #3-5891

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Slam Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report”) by the prescribed due date because additional time was required to finalize the Company’s financial statements and related disclosures required to be included in the Annual Report (the “Annual Financial Statements”) in order to deliver them in a timely manner to the Company’s auditors.

The Company is working diligently to complete the Annual Report as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Maulin Shah	917	658-6601
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025
Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a decrease in the Company's net income for the year ended December 31, 2025, as compared to the year ended December 31, 2024, however, the Company cannot provide a reasonable estimate of such results because its Annual Financial Statements have not been completed.

The information above is preliminary and subject to change and does not present all information necessary for an understanding of the Company's results of operations for these periods. The Company's actual results may differ from the preliminary estimates above and are subject to the completion of the review of the Annual Financial Statements by the Company's independent registered public accounting firm.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company's expected net income for the year ended December 31, 2025. Forward-looking statements are based on management's current plans, estimates, assumptions and projections based on information currently available to the Company. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, and actual results or outcomes may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as any such factors may be updated from time to time in the Company's other filings with the SEC, accessible on the SEC's website at www.sec.gov. All forward-looking statements speak only as of the date of this Notification of Late Filing on Form 12b-25 and, except as required by applicable law, the Company has no obligation to update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Slam Corp.

(Name of Registrant as Speciﬁed in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	SLAM CORP.

	By:	/s/ Maulin Shah
	Name:	Maulin Shah
	Title:	Executive Chairman

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